SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934




                               CELL GENESYS, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.001 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  150921 10 4
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
9300 Ward Parkway                                P.O. Box 2500
Kansas City, Missouri 64114                      Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 9, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 18

                          Exhibit Index is at Page 11

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     16.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Hoechst Marion Roussel, Inc. disclaims beneficial ownership of the securities (See Item 4)

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ x ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     16.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Hoechst Corporation disclaims beneficial ownership of the securities (See
Item 4

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are shares of common stock, par value $0.001 per share ("Common Stock"), of Cell Genesys, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 322 Lakeside Drive, Foster City, CA 94404.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), with a principal place of business and principal office located at 9300 Ward Parkway, Kansas City, Missouri 64114-0480. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. Information as to the executive officers and directors of HMRI is set forth in Exhibit 99.F hereto.

     This Schedule also is filed on behalf of Hoechst Corporation, a Delaware corporation ("HCorp"), and wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). HCorp is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. The principal place of business and principal office of HCorp is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of HCorp and Hoechst AG is set forth in Exhibit 99.G hereto.

     HCorp beneficially owns 100.0% of the outstanding common stock of HMRI and is filing this Schedule solely with respect to its potential deemed indirect ownership of HMRI's holdings of the securities.

     (d) - (e) During the last five years, neither HMRI, HCorp, nor, to their knowledge, any of the persons listed in Exhibits 99.F and 99.G hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI nor HCorp nor, to their knowledge, any of the persons listed in Exhibits 99.F and 99.G hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     HMRI and the Issuer have entered into a Stock Purchase Agreement dated October 9, 1995 (the "Stock Purchase Agreement") providing for the purchase by HMRI (following expiration or termination of the HSR Waiting Period, which is expected to occur within 60 days following October 9, 1995) of 2,000,000 shares of Common Stock (the "Shares") for $10.00 per share and the issuance to HMRI of a warrant (the "Warrant") to purchase up to an additional 750,000 shares of Common Stock (the "Warrant Shares") for $13.00 per share. The source of funds for the purchase price of $20,000,000 for the Shares will be, and of $9,750,000 for the Warrant Shares is expected to be, the working capital of HMRI. None of such funds are expected to be borrowed or otherwise obtained for the purpose of acquiring the Shares or the Warrant Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     HMRI acquired a contingent right to purchase the Shares, and will acquire the Warrant, pursuant to the terms of a Stock Purchase Agreement dated October 9, 1995, by and between HMRI and the Issuer (the "Stock Purchase Agreement", a copy of which is Exhibit 99.A hereto). The Shares and Warrant are being acquired in connection with a joint product development and commercialization effort of the Issuer with HMRI and Hoechst AG, HMRI's ultimate parent (hereinafter HMRI and Hoechst AG are sometimes referred to together as "Hoechst"). Consummation of the transactions described herein is subject to expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Waiting Period"). The descriptions of the Stock Purchase Agreement as well as the other agreements described hereinafter are qualified in their entirety by reference to such agreements, copies of which are set forth as Exhibits 99.A through 99.D hereto.

     Concurrently with the execution of the Stock Purchase Agreement, Hoechst and the Issuer executed a collaboration agreement (the "Collaboration Agreement", a copy of which is Exhibit 99.B hereto) that provides, among other things, for Hoechst and the Issuer to collaborate in the development and commercialization of certain pharmaceutical products based on certain of their respective proprietary technologies, patents, and know-how. Under the Collaboration Agreement, Hoechst will fund certain product development costs, in return for which it will receive an exclusive license to market products developed under the collaboration outside North America. The parties will market such products jointly in North America unless the Issuer elects not to establish and maintain a joint marketing arrangement with Hoechst, in which case Hoechst will have exclusive North America marketing rights.

     Also concurrently with the execution of the Stock Purchase Agreement, Hoechst AG and the Issuer entered into a cross license agreement (the "Cross License Agreement", a copy of which is Exhibit 99.C hereto) pursuant to which, among other things, each of the Issuer and Hoechst AG will grant licenses to the other under certain of their respective pending and issued patents in return for royalties on sales of products developed using such rights. A Settlement Procedure Agreement dated October 9, 1995, by and among Hoechst AG, the Issuer, and Massachusetts General Hospital (the "Settlement Procedure Agreement", a copy of which is Exhibit 99.D hereto) provides for the identification and determination of potential overlapping coverage of certain of their respective patent rights.

     Neither HMRI, HCorp, nor Hoechst AG currently has any plans or proposals that relate to or would result in the acquisition by any person of additional shares of Common Stock other than the Shares (and the Warrant Shares, if HMRI should exercise the Warrant), or to dispose of any of the Shares. However, any of such persons may elect to acquire or dispose of securities of the Issuer in the future depending on its evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to Hoechst, prospects for Hoechst's own businesses, general economic conditions, money and stock market conditions, and other future developments. HMRI has made no decision as to when or if to exercise the Warrant.

The Stock Purchase Agreement provides that in certain circumstances following HMRI's exercise of the Warrant in full, including that HMRI continues to hold all of the Shares and at least 12% of the Total Voting Power (as defined in the Stock Purchase Agreement) of the Issuer, HMRI will have the right to designate a representative to serve on the Issuer's Board of Directors, although HMRI has made no decision whether to exercise this right if and when the Warrant is exercised. After September 30, 1996, and for so long thereafter as HMRI holds all of the Shares and at least 10% of the Issuer's Total Voting Power (as defined in the Stock Purchase Agreement), or 6% of such total Voting Power if HMRI has become entitled to designate a representative for election to the Issuer's Board of Directors, HMRI will have the right to have an observer attend meetings of the Issuer's Board of Directors, provided that HMRI may not have both a designated director and an observer at the same time.

     Except as set forth in this Schedule and as may be contemplated in the Stock Purchase Agreement, the Collaboration Agreement, the Cross License Agreement, and the Settlement Procedure Agreement, neither HMRI, HCorp, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) When purchased, the Shares will represent approximately 12.6% (and the Shares and Warrant Shares together will represent approximately 16.6%) of the Issuer's Common Stock outstanding at July 31, 1995 on a fully-diluted basis. HMRI has the right to acquire the Shares upon the expiration or termination of the HSR Waiting Period and payment of the purchase price. The Warrant will be issued to HMRI concurrently with the Shares, and HMRI then will have the right to acquire the Warrant Shares upon payment of the warrant exercise price. Except as may be set forth in any subsequent amendment to the Schedule, neither Hoechst AG nor HCorp, nor any executive officer or director of Hoechst AG, HMRI, or HCorp, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, HCorp, or HMRI. HMRI is a wholly-owned subsidiary of HCorp, which is a wholly-owned subsidiary of Hoechst AG.

     (b) HMRI will have sole power to vote and to dispose of the Shares (and, when issued, the Warrant Shares). Neither Hoechst AG, HCorp, nor any executive officer or director of either HMRI, HCorp, or Hoechst AG will have any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares (or, when issued, the Warrant Shares) except to the extent that Hoechst AG, HCorp, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with HMRI, HCorp, or Hoechst AG.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     Other than the Stock Purchase Agreement (and, when issued, the

Warrant), there are no contracts, arrangements, understandings or relationships between or among HMRI, HCorp, and/or Hoechst AG and any other person with respect to any securities of the Issuer.

     The Stock Purchase Agreement provides for the sale to HMRI of 2,000,000 shares of Common Stock at $10.00 per share and for the issuance of the Warrant, as well as for the registration of the Shares for sale to the public upon request by HMRI either (i) incidental to a registration of Common Stock on behalf of the Issuer ("Piggyback Rights"), or (ii) for an offering of Shares having an anticipated aggregate offering price in excess of $5,000,000 ("Demand Rights"). Both Demand Rights and Piggyback Rights are subject to the conditions that (i) HMRI may not register more than 5 percent of the outstanding Common Stock, (ii) certain Preferential Rights of Hoechst under the Collaboration Agreement with respect to certain potential products shall have expired, and (iii) the Issuer is not obligated to register any Shares or Warrant Shares that are eligible for sale under Section (k) of Rule 144 of the Securities and Exchange Commission ("Rule 144").

     Except in certain circumstances involving the acquisition or attempted acquisition of Voting Stock (as defined in the Stock Purchase Agreement) by third parties, or in the case of a stock repurchase or recapitalization by the Issuer, the Stock Purchase Agreement provides that HMRI will not acquire beneficial ownership of securities that would give it more than
19.9 percent of the Total Voting Power of the Issuer (as defined in the Stock Purchase Agreement). The Issuer will have a right of first refusal with respect to proposed sales of HMRI's Voting Stock.

     HMRI has agreed that its Voting Stock will be present for all meetings of shareholders of the Issuer and will be voted in accordance with the recommendation of the Issuer's Board of Directors with respect to the election of directors and, unless the Issuer consents, with respect to all other matters except most amendments to the Issuer's Certificate of Incorporation or Bylaws, the sale, recapitalization, or liquidation of the Issuer, or the acquisition of another company by the Issuer. Provisions of the Stock Purchase Agreement also restrict HMRI's ability to participate in voting arrangements or solicit proxies with respect to Voting Stock, or to act in concert with unrelated third persons for the purpose of acquiring, holding, voting, or disposing of Voting Stock.

     For so long as certain Preferential Rights of Hoechst under the Collaboration Agreement remain in effect, HMRI may not sell or transfer any Voting Stock except (i) to the Issuer or to persons approved by the Issuer,
(ii) to certain controlled affiliates of HMRI, (iii) in a bona fide public offering, (iv) pursuant to Rule 144, (v) subject to the Issuer's right of first refusal provided for in the Stock Purchase Agreement, (vi) in response to a tender offer by the Issuer or not opposed by the Issuer's Board of Directors or, subject to the Issuer's right of first refusal, by a person that if successful would acquire more than 40 percent of the Company's Total Voting Power, (vii) pursuant to a bona fide pledge, and
(vii) in the event of a merger or consolidation of the Issuer in which shareholders prior to such event cease to hold at least 51 percent of the Total Voting Power of the Issuer after such event, or pursuant to a plan of liquidation of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

     Exhibit 99.A Stock Purchase Agreement dated October 9, 1995, by and between HMRI and the Issuer.

     Exhibit 99.B Collaboration Agreement dated October 9, 1995, by and among HMRI, Hoechst AG, and the Issuer.

     Exhibit 99.C Cross License Agreement dated October 9, 1995, by and between Hoechst AG and the Issuer.

     Exhibit 99.D Agreement to File Jointly dated October 18, 1995, by and between HMRI and HCorp.

     Exhibit 99.E   Information concerning directors and officers of HMRI.

     Exhibit 99.F Information concerning directors and executive officers of HCorp and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: October 18, 1995                  By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  October 18, 1995                 By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

   99.A Stock Purchase Agreement dated October 9, 1995 by and between HMRI and the Issuer
               (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of the Issuer dated as of October 9, 1995)

   99.B Collaboration Agreement dated October 9, 1995 by and among Hoechst AG, HMRI, and the Issuer (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of the Issuer dated as of October 9, 1995)

   99.C Cross License Agreement dated October 9, 1995 by and between Hoechst AG and the Issuer (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of the Issuer dated as of October 9, 1995)

   99.D Settlement Procedure Agreement dated October 9, 1995, by and among Hoechst AG, the Issuer, and certain other parties (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K of the Issuer dated as of October 9, 1995)

   99.E        Agreement to File Jointly by and between HMRI          12
               and HCorp dated October 18, 1995

   99.F        Information concerning directors and officers          13
               of HMRI

   99.G        Information concerning directors and executive         15
               officers of HCorp and Hoechst AG.